UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact January | 2025

Azul Executes Non-Binding
Memorandum of Understanding with Abra

São Paulo, 15 January, 2025 - Azul S.A. (“Azul”) (B3: AZUL4, NYSE: AZUL) hereby informs its shareholders and the market in general, in addition to the Material Fact disclosed by the Company on August 29, 2024, and the Notices to the Market disclosed on May 28, 2024, July 9, 2024, October 15, 2024 and January 10, 2025, that it has executed on this date with Abra (Azul and Abra being referred to as “Parties”), the controlling holding company of Gol Linhas Aéreas Inteligentes S.A. (“Gol”), a non-binding Memorandum of Understanding (“MoU”) aligning terms and conditions for a potential business combination of Azul and Gol, according to a structure to be defined between the Parties (“Transaction”).

The MoU documents the Parties’ understandings about the governance of the combined entity and reinforces their interest in continuing negotiations on a proposed share exchange ratio and other conditions of the Transaction. If the Transaction is implemented, Azul and Gol will keep their operating certificates segregated under a single listed entity, while other areas are expected to be combined to enable more offerings and products to customers and to obtain efficiency gains.

The enhanced customer offerings and efficiency provided by this Transaction will further allow the combined entity to continue growing and developing aviation in Brazil, through a network that serves the highest number of destinations in the country, supported by a flexible fleet and with a focus on service excellence.

The closing of the transaction is subject to Abra and Azul agreeing on economic terms of the transaction, the satisfactory completion of due diligence, entering into definitive agreements, obtaining corporate and regulatory approvals (including from the Brazilian antitrust authorities), satisfaction of customary closing conditions the consummation of Gol’s Chapter 11 plan of reorganization and receipt by Abra of consideration thereunder.

The Company will keep its shareholders and the market informed about the subject of this Material Fact.

The full text of signed MoU is available on the Company's investor relations website at: https://api.mziq.com/mzfilemanager/v2/d/ed78542a-4e01-429a-8926-03d69ccfa307/afd5afa0-a139-dd30-9f06-784a2c0947a0?origin=2

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2023. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit https://ri.voeazul.com.br/en.

Contact: Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196 1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 15, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer